Exhibit 12

American Cellular Corporation

Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

			Period from
			Formation	The Predecessor Company
			(June 23, 2003)
	Year Ended	Year Ended	to	Period from	Year Ended	Year Ended
	December 31,	December 31,	December 31,	January 1, 2003 to	December 31,	December 31,
	2005	2004	2003	August 18, 2003	2002	2001

Earnings:
Loss from continuing operations	$(4,666,095)	$(25,700,959)	$(4,348,646)	$2,338,639	$(813,574,954)	$(136,223,530
Income tax (benefit) expense	(3,552,897)	(11,605,427)	(2,665,296)	1,960,532	(14,383,305)	(52,199,794)

Pre tax (loss) income	(8,218,992)	(37,306,386)	(7,013,942)	4,299,171	(827,958,259)	(188,423,324)
Rental interest factor, which is 1/3 of rental expense	6,507,173	5,150,200	1,762,343	2,899,397	4,364,468	3,436,022
Dividends on mandatorily redeemable preferred stock	—	—	—	703,442	—	—
Interest expense	95,126,247	94,796,358	37,773,497	78,136,350	142,003,848	165,456,826

Earnings	$93,414,428	$62,640,172	$32,521,898	$86,038,360	$(681,589,943)	$(19,530,476)

Fixed Charges:
Interest expense	95,126,247	94,796,358	37,773,497	78,136,350	142,003,848	165,456,826
Dividends on mandatorily redeemable preferred stock	—	—	—	703,442	—	—
Rental interest factor, which is 1/3 of rental expense	6,507,173	5,150,200	1,762,343	2,899,397	4,364,468	3,436,022

Total fixed charges	$101,633,420	$99,946,558	$39,535,840	$81,739,189	$146,368,316	$168,892,848

Ratio of earnings to fixed charges	n/a	n/a	n/a	1.05	n/a	n/a
Deficiency	$8,218,992	$37,306,386	$7,013,942	$—	$827,958,259	$188,423,324